Mail Stop 6010

June 29, 2006

Mr. Timothy Marcotte
Chief Financial Officer
Vnus Medical Technologies, Inc.
5799 Fontanoso
San Jose, CA 95138

> **Re:** **Vnus Medical Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2005**
> **Forms 10-Q for the Quarter Ended March 31, 2006**
> **File No. 000-50988**

Dear Mr. Marcotte:

We have completed our review of your Form 10-K and related materials and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant